Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2017
Earnings
Income before income taxes	$6,259
Add/(Deduct):
Equity in net income of affiliated companies	(935)
Dividends from affiliated companies	891
Fixed charges excluding capitalized interest	3,318
Amortization of capitalized interest	28
Earnings	$9,561

Fixed Charges
Interest expense	$3,189
Interest portion of rental expense (a)	129
Capitalized interest	24
Total fixed charges	$3,342

Ratios
Ratio of earnings to fixed charges	2.9
__________
(a) One-third of all rental expense is deemed to be interest.